BOW WOW LABS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bow Wow Labs, Inc.
Novato, California

We have reviewed the accompanying financial statements of Bow Wow Labs, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Bow Wow Labs, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 4, 2023

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

BOW WOW LABS, INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	87,150
Accounts receivable, net		233,029
Inventory		622,395
Prepaid expenses and other current assets		470,395
TOTAL CURRENT ASSETS		1,412,969
PROPERTY AND EQUIPMENT		
Property and equipment, net		53,667
OTHER ASSETS		
Intangible assets		195,670
TOTAL ASSETS	$	1,662,306

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	529,303
Lines of credit		175,000
Accrued payroll		28,683
TOTAL CURRENT LIABILITIES		732,986
LONG-TERM LIABILITIES		
Notes payable - related parties		150,000
Convertible notes, net		3,389,900
TOTAL LONG-TERM LIABILITIES		3,539,900
TOTAL LIABILITIES		4,272,886
STOCKHOLDERS' EQUITY		
Common stock, see note 7		525
Additional paid-in capital		821,250
Accumulated deficit		(3,432,355)
TOTAL STOCKHOLDERS' EQUITY		(2,610,580)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,662,306

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	
Gross revenue	$ 5,115,333
Less: refunds and discounts	(244,939)
NET REVENUES	4,870,394
COST OF GOODS SOLD	2,641,833
GROSS PROFIT	2,228,561
OPERATING EXPENSES	
Amortization and depreciation expense	22,291
Bank and transaction fees	535,193
General and administrative	190,706
Professional fees	129,117
Research and development	19,514
Salaries and wages	489,278
Sales and marketing	701,021
Stock compensation expense	104,746
TOTAL OPERATING EXPENSES	2,191,866
NET OPERATING INCOME	36,695
OTHER INCOME/(EXPENSES)	
Interest expense, net	(329,501)
Fundraising costs	(47,454)
TOTAL OTHER INCOME/(EXPENSES)	(376,955)
NET LOSS	$ (340,260)

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Total
BEGINNING BALANCE, JANUARY 1, 2022	50,000,000	$	500	$	165,262	$	(3,092,095)	$	(2,926,333)
Issuance of common stock	2,500,000		25		551,242		-	$	551,267
Vesting of stock options	-		-		104,746		-	$	104,746
Net loss	-		-		-		(340,260)	$	(340,260)
ENDING BALANCE, DECEMBER 31, 2022	**52,500,000**	**$**	**525**	**$**	**821,250**	**$**	**(3,432,355)**	**$**	**(2,610,580)**

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(340,260)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense		22,291
Amortization of discount on convertible notes		18,088
Stock compensation expense		104,746
Issuance of warrants with convertible notes		(51,167)
(Increase) decrease in assets:		
Accounts receivable		(167,274)
Prepaid interest		20,690
Inventory		(83,870)
Prepaid expenses and other current assets		(373,118)
Increase (decrease) in liabilities:		
Accounts payable		126,175
Accrued payroll		28,683
Accrued interest on convertible notes		227,428
CASH USED FOR OPERATING ACTIVITIES		(467,588)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(53,704)
CASH USED FOR INVESTING ACTIVITIES		(53,704)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes		85,070
Repayment of factored receivables		(197,538)
Draws on lines of credit		75,000
Issuance of common stock		551,267
Issuance of note payable - related party		30,000
CASH PROVIDED BY FINANCING ACTIVITIES		543,799
NET INCREASE IN CASH		22,507
CASH AT BEGINNING OF YEAR		64,643
CASH AT END OF YEAR	$	87,150

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	83,985
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Bow Wow Labs, Inc. (the "Company") was incorporated in the State of Delaware on January 3, 2017. The Company specializes in creating "masterful" products that solve problems for dogs and owners, offer care advice and training tips that build lasting bonds, and provide convenient services that empower owners and save time.

Going Concern
Since Inception, the Company has relied on funds from convertible notes to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of December 31, 2022, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On December 31, 2022, inventory consisted of the following:

Finished Goods	$	578,807
Work in Progress		43,588
	$	622,395

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents and trademarks. Patents and trademark costs are amortized over the useful life of the patents and trademarks.

The Company accounts for intangible assets (including trademarks and patents) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $13,628 for the year ended December 31, 2022.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling a dog safety device, chew products and treats. The Company's payments are generally collected upfront. For year ending December 31, 2022, the Company recognized $4,870,394 in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2022, was $104,746.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the effects of ASU 2020-06 on the financial statements.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluation the effects of ASU 2018-15 on the financial statements.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2022:

Property and equipment at cost:

Office Equipment	$ 70,000
	70,000
Less: Accumulated depreciation	(16,333)
Total	$ 53,667

4. Warrants

In conjunction with the convertible note issuances discussed in Note 5, the Company issued detachable warrants. Under these agreements, each investor is allowed to purchase one share of the Company's common stock for each $2 of the original principal value (face value) of such investor's convertible note, at an exercise price of $0.10 - $0.57 per share. For example, a purchaser of a convertible note with an original principal amount of $250,000, received a warrant to purchase up to 125,000 shares of common stock at $0.10 (or $0.57) per share. The

4. Warrants (continued)

warrants were exercisable within two years of the issuance date, which date was subsequently extended as noted below. As of December 31, 2022, a total of 912,500 warrants were outstanding, and none have been exercised.

During the year ending December 31, 2018, total funds received of $375,000 were allocated $17,857 to the warrants and $357,143 to the notes. The Company has extended the outside exercise date of these warrants to December 31, 2025.

During the year ending December 31, 2019, total funds received of $1,000,000 were allocated $47,619 to the warrants and $952,381 to the notes. The Company has extended the outside exercise date of these warrants to December 31, 2025.

During the year ending December 31, 2020, total funds received of $250,000 were allocated $11,905 to the warrants and $238,095 to the notes. The Company has extended the outside exercise date of these warrants to December 31, 2025.

During the year ending December 31, 2022, a current convertible noteholder purchased notes and their associated accrued interest from a different noteholder. The Company issued the new noteholder 100,000 warrants to purchase the Company's stock at a price of $0.57 per share. Total funds received of $500,000 were allocated $51,167 to the warrants and $448,833 to the notes. The outside exercise date of these warrants are December 31, 2025.

The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the notes. The discount on the notes is being amortized to interest expense over the term of the notes. At December 31, 2022, the unamortized discount on the notes is $34,111. During the year ending December 31, 2022, the Company recorded $18,088 as interest expense related to the amortization of the discount on the notes.

5. Convertible Notes

The Company issued several convertible promissory notes with interest accruing at 10% per annum through December 31, 2022. Effective January 1, 2023, the interest changes to the greater of 7% or prime plus 1%. The notes all have maturity dates in 2025.

The convertible promissory notes are unsecured (with the exception of a portion of such notes with an original principal balance of $1,030,000) and are convertible into securities of the Company issued in a subsequent qualified financing, such as a Series A preferred stock financing, if such financing results in at least $2,000,000 - $3,000,000.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to 80% of the price per share paid by the other purchasers of the stock sold in the qualified financing. In the event that a qualified financing does not occur, the notes and accrued interest are due on demand. In the event of default, the interest rate increases to 12%.

5. Convertible Notes (continued)

Convertible notes consisted of the following:

	Principal Balance of Convertible Notes	Accrued Interest	Discount on Convertible Notes	Convertible Note Balance
December 31, 2019	$ 1,375,000	$ 97,708	$ (29,266)	$ 1,443,442
December 31, 2020	$ 1,625,000	$ 256,049	$ (10,953)	$ 1,870,096
December 31, 2021	$ 2,625,000	$ 486,513	$ (1,032)	$ 3,110,481
December 31, 2022	$ 2,710,070	$ 713,941	$ (34,111)	$ 3,389,900

6. Lines of Credit

The Company has a $1,000,000 line of credit with a commercial bank. The line of credit bears interest at the rate of the prime rate plus 2.25%. Minimum monthly payments on the line are interest only. All principal is due on April 23, 2023. As of December 31, 2022, the Company had $75,000 outstanding on the line of credit.

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears interest at the rate of the prime rate plus 2.1%. Minimum monthly payments on the line are interest only. All principal is due on February 7, 2023. As of December 31, 2022, the Company had $100,000 outstanding on the line of credit.

7. Notes Payable – Related Parties

The Company has a $150,000 loan with two different shareholders. The loans bears interest at the rate of 10% per annum, through December 31, 2022. Effective January 1, 2023, the interest rate changes to the greater of either 7% or prime plus 1%. Minimum monthly payments on the lines are interest only. All principal is due on December 31, 2025.

8. Equity

Common Stock
Under the Company's amended certificate of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 100,000,000 shares, par value $0.00001 per share. As of December 31, 2022, 52,500,000 shares have been issued and are outstanding. No other classes of stock are currently authorized.

Equity Incentive
The Company's amended and restated 2017 Equity Plan (the Plan) as the 2022 Equity Plan, which is stockholder approved, permits the grant of stock options and shares to its employees, advisors and contractors increased the amount of stock options from 5,000,000 shares to 8,000,000 shares

8. <u>Equity (continued)</u>

Equity Incentive (continued)
of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its stockholders. Option awards are generally granted with an exercise price equal to, not less than, the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, 5,800,301 shares have been issued under the Plan. As of December 31, 2022, a total of 2,083,901 shares have vested. No options have been exercised as of December 31, 2022.

9. <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company was incorporated on January 3, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. <u>Subsequent Events</u>

Crowdfunding Offering
The Company is offering shares of its common stock (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $100,000 in the Crowdfunding Offering and up to a maximum of $1,235,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in its Form C, filed with the Securities and Exchange Commission (SEC). The Form C may be amended from time to time in order to close upon any sale of shares and to receive the purchase price thereof.

The Crowdfunded Offering is being made through Wefunder Inc. and its wholly owned subsidiary Wefunder Portal, LLC (collectively, Wefunder). Wefunder will be entitled to receive a 7.25% commission fee on amounts raised in the Crowdfunding Offering.

As of April 4, 2023, the Company has non-binding commitments of $514,856.

Management's Evaluation
The Company has evaluated subsequent events through April 4, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.